Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 1-9059
Date: November 1, 2005

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Delivering Value…
From Assets, People &
Projects
Delivering Value…
From Assets, People &
Projects
October 31, 2005

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FORWARD LOOKING STATEMENTS
Certain information included in this presentation, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form
40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
ADDITIONAL DISCLOSURE
Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Barrick’s offer and take-over bid circular.  Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information.  Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by
Barrick with the SEC at the SEC’s website at www.sec.gov.  The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s web site or by directing a request to Barrick’s media or investor relations department.
Important Information

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Gregory Wilkins
President and C.E.O.
Peter Kinver
Executive Vice President
and C.O.O.
Jamie Sokalsky
Executive Vice President
and C.F.O.
Alex Davidson
Executive Vice President
Exploration and Corporate
Development
Patrick Garver
Executive Vice President,
General Counsel
Participants

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Barrick Offers to Acquire Placer Dome
Barrick Announces Share and Cash Offer
for Placer Dome Inc. at Value of US$9.2
billion
Separate agreement provides for sale to
Goldcorp of certain Placer Dome assets
and interest in a development project for
approximately US$1.35 billion in cash

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(1) All amounts in US dollars
Goldcorp agreement to buy Placer Dome’s
Canadian assets, La Coipa, and 40% of Pueblo
Viejo for approximately $1.35 billion in cash
Sale of
Assets
Minimum 2/3 tender condition
35 day take-over bid
Structure
Assuming full pro ration $2.65 per share in cash and
0.6562 Barrick shares
   — Maximum Barrick shares 303 million
   — Maximum cash $1.224 billion
$20.50 per Placer Dome share in cash or 0.7518
Barrick shares + $0.05 per share in cash
Offer Price
Transaction Summary(1)

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Acquisition Highlights
■
Creates value for Barrick and Placer Dome
shareholders
■
Strength, breadth and scale to capitalize on industry
opportunities
■
Accretive to NAV, and to earnings per share and cash
flow per share
■
Increases gold reserves, resources and production per
Barrick share
■
Consolidates gold industry’s unrivalled suite of projects
and prospective exploration properties
■
Financial strength and proven development capabilities
■
Anticipated transaction synergies of approximately
$240 million(1) per year identified to date
(1) Barrick / Goldcorp combined

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(1)
Based on average of street estimates adjusted for synergies
(2)
Company estimates, adjusted for sale of assets to Goldcorp
(3)
Company 2004 Annual Reports, adjusted for 2005 updates and sale of assets to
Goldcorp
(4)
Includes gold equivalent copper calculated at $450/oz. gold and $1.20/lb. copper
0
10
20
30
40
15%
137%
22%
12%
NAV (1)
2005E Prod. (2,4)
P&P Reserves (3,4)
M+I Resources (3,4)
Value Creation for Barrick Shareholders
Increase in reserves, resources and production per
share

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Value Creation for Barrick Shareholders
0
50
100
150
200
Gold / Barrick
Gold / Placer Dome
Gold equivalent copper (calculated at $450 gold and $1.20 copper)
71.1
92.2
89.1
17.4
22.8
60.7
17.4
Barrick Pro Forma
Newmont
Barrick
Placer Dome
Anglogold Ashanti
Gold Fields
Harmony
                       Goldcorp Pro Forma
                 Kinross
19.4
54.1
64.8
78.9
89.1
88.5
115.0
27.0
167.2
12.5
10.4
4.1
Source: Company reserve statements and subsequent updates
149.8
Pro forma gold reserves (millions of ounces)

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Value Creation for Barrick Shareholders
6.5
0.4
0.9
2.9
5.4-5.5
1.0
0
2
6
8
10
Gold / Barrick
Gold / Placer Dome
1.6
3.0
5.4-5.5
6.2
2.3
4.6
7.4
9.3-9.4
Gold equivalent copper (calculated at $450 gold and $1.20 copper)
0.7
1.2
3.6
1.0
4
4.3
Source: Company guidance
Barrick Pro Forma
Newmont
AngloGold Ashanti
Barrick
Placer Dome
Gold Fields
Harmony
                                       Goldcorp Pro Forma
Kinross
2005E pro forma gold production (millions of ounces)

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$225
$264
$282
$287
$306*
0
100
200
300
Gold Fields
Placer Dome
AngloGold Ashanti
Newmont
Barrick Pro Forma
Barrick
$246
■
Remains lowest cost of the senior producers
■
Proximity of operating assets improves cost mitigation
opportunities
Source: Company guidance
* Gold Fields F2006E (June – June)
Value Creation for Barrick Shareholders
2005E pro forma total equity cash costs (US$ per ounce)

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Buzwagi
Pascua-Lama
Cortez Hills
Cowal
Tulawaka
East Archimedes
Lagunas Norte
Cerro Casale(1)
Veladero
Beyond 2009
2009
2008
2007
2006
2005
Pueblo Viejo
Barrick
Placer Dome
Donlin Creek
Kabanga
(1) Placer Dome announced agreement in principle to sell its interest to Arizona Star and Bema Gold
Value Creation for Barrick Shareholders
Unrivalled pipeline of projects

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Gold Equivalent
Reserves & Resources
2005E Production
Barrick
Pro Forma
Barrick
Pro Forma
42.1%
15.9%
14.0%
28.0%
North America
South America
Australasia
Tanzania
South Africa
2.4%
35.6%
13.9%
13.8%
8.3%
28.4%
21.0%
30.0%
7.0%
39.6%
22.5%
17.4%
7.4%
52.7%
Value Creation for Barrick Shareholders
Maintains balanced geographic diversification

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Billions of US dollars	Barrick	Placer Dome	Pro Forms(1)
Revenue	2.1	1.9	3.7
EBITDA(2)	0.7	0.4	1.0
Cash Position(3)	1.1	1.1	2.4
Net Debt (4)	0.7	0.2	0.7
■    Financial strength to develop gold projects on a global scale without equity dilution
■    Pro forma market capitalization of $21.8 billion(5)
(1) Pro forma totals adjusted for assets to be sold to Goldcorp and assuming cash proceeds of $0.2 billion from the exercise of in-the-money stock options
(2) Excludes writedowns on mining assets, equity in investees and cumulative effect of changes in accounting principles.
(3) Includes restricted cash held by Placer Dome of $0.2 billion
(4) Net debt excludes the impact of temporary financing for the $1.2 billion cash component, which will be repaid on closing of the sale of assets to Goldcorp
(5) Combined market capitalization of Barrick and Placer Dome based on October 28, 2005 closing prices
Value Creation for Barrick Shareholders
Financial strength to accelerate development
Twelve months ended September 30, 2005

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Mines Projects
Dome
Placer
Projects
Mines
Barrick
Value Creation for Barrick Shareholders
The combined operations and projects can be
efficiently integrated into Barrick’s existing Regional
Business Units

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■
Strength, breadth and scale to capitalize on industry
opportunities
■
Experience gained and track record in construction of
eight major development projects in last ten years
■
Operations excellence as the lowest cost senior gold
producer
■
World-class exploration team with successful track
record
■
Combined technical excellence to improve operations,
development projects and exploration targets
■
Ability to extract significant synergies through past
experience and Regional Business Unit structure
Value Creation for Barrick Shareholders
Proven management capability to acquire, integrate
and optimize value of combined assets

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Value Creation for Barrick Shareholders
Annual estimated Barrick synergies of approximately
$200 million expected from:
Operations
▪
Optimize and share mining and processing infrastructure in
Nevada, Australia and Tanzania
▪
Reduce energy costs and inventory levels through joint
infrastructure
▪
Implement combined best practices at all locations
Exploration
▪
Consolidate land position on most prospective belts
▪
Prioritize exploration projects pipeline
Procurement
▪
Generate savings from improved purchasing power
G&A
▪
Eliminate duplication of offices and overheads in all regions
▪
Shared business services

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Value Creation for Barrick Shareholders
Finance and Tax
▪
Realize jurisdictional tax synergies
▪
Overall lower cost of capital
▪
Debt optimization
Additional Capital Synergies
▪
Transfer development teams, equipment, and knowledge
base through sequential development of project pipeline
▪
Pipeline of projects allows in-house management of EPCM
contracts
Additional expected Goldcorp synergies of
approximately
$30 - $40 million per annum

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Value Creation for Barrick Shareholders
Significant exploration opportunities
■
Substantial reserve and resource base in stable
geo-political regions
■
Dominant land position on the most prospective
ground in both companies’ core districts (Nevada,
Frontera, Tanzania and Australia)
■
Combined exploration expertise will create stronger
team
■
Ability to expand exploration efforts in developing
regions
■
Enhanced R&D capabilities in exploration
technologies

BARRICK

Getchell
Carlin
ELKO
ELKO
NEVADA
Cortez
Cortez
Cortez
Cortez Hills
Cortez
Bald Mountain
East Archimedes
Battle Mt. - Eureka

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Goldstrike
Round Mountain
RENO
Marigold
C A L I F O R N I A
UTAH
Power Plant
Turquoise Ridge
Nevada – Exploration Potential
0 km
100
200
300
400
500

*
Bulyanhulu
Kabanga
Buzwagi
Tulawaka
North Mara
Tanzania – Exploration Potential
0 km
100
200
300
400
500

BARRICK

WESTERN
AUSTRALIA
Lawler
Granny
Smith
Kanowna
Kalgoorlie
West
Kalgoorli

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Perth
Darlot
Plutonic
Western Australia – Exploration Potential
0 km
100
200
300
400
500

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A R G E N T I N A
C H I L E
Cerro Casale
Pascua-Lama
Veladero
La Serena
Chile / Argentina – Exploration Potential
0 km
100
200
300
400
500
Zaldivar
200km
Frontera
District

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Value Creation for Placer Dome Shareholders
■
Offer represents an approximate 27% premium to
the average closing price over the past ten days
–
13% of the offer price in cash
■
Placer Dome shareholders will own 35% of the new
Barrick on a fully diluted basis
–
Opportunity to receive a significant premium and
participation in an enhanced gold equity
■
Increased scale and capability to maximize value of
development projects and key exploration districts

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Execution timing – no shareholder votes required
All-Canadian bid – no Investment Canada approval
Strong partner in Goldcorp results in additional
transaction synergies
Asset sales by Canadian bidder to Canadian
partner are tax efficient
Lower on-going tax rate for purchaser domiciled in Canada
Ability to manage and reduce hedge position effectively
Significant cash component in bid
The Barrick / Goldcorp Advantage
Benefits of Barrick and Goldcorp transaction
structure

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Acquisition Highlights
■
Accretive to NAV, and to earnings per share and cash flow
per share
■
Strength, breadth and scale to capitalize on industry
opportunities
■
Increases gold reserves, resources and production per
Barrick share
■
Consolidates gold industry’s unrivalled suite of projects
and prospective exploration properties
■
Financial strength and proven development capabilities
■
Anticipated transaction synergies of approximately
$240 million(1) per year identified to date
■
Creates compelling value for Barrick and Placer Dome
shareholders
(1) Barrick / Goldcorp combined